Exhibit 4

BRIDGEBIO PHARMA TERMINATES MERGER PROCESS WITH ITS SUBSIDIARY EIDOS THERAPEUTICS

Agreement Not Reached Between BridgeBio Pharma and Special Committee of Eidos Therapeutics Independent Directors; BridgeBio No Longer Pursuing Acquisition

PALO ALTO – October 14, 2019 – BridgeBio Pharma, Inc. (NASDAQ: BBIO), a clinical-stage biopharmaceutical company focused on genetic diseases, announced today that it was unable to come to an agreement with the Special Committee formed by its subsidiary Eidos Therapeutics (NASDAQ: EIDX), a clinical-stage biopharmaceutical company developing AG10 for the treatment of transthyretin amyloidosis (ATTR), to acquire the outstanding common stock of Eidos that BridgeBio does not already own (approximately 34% of Eidos’s outstanding shares).

Subsequent to an initial offer of 1.3 BridgeBio shares for each Eidos share, the offer was raised twice, resulting in a final offer equivalent to 1.5 BridgeBio shares for each Eidos share with an option for Eidos shareholders to receive a portion of that consideration in cash. Eidos shareholders were to have three options to receive their consideration: all-stock, mixed consideration of cash and stock, or all-cash subject to proration such that the cash portion of the transaction would not exceed approximately $110 million. The cash consideration was to have been funded by BridgeBio with the use of acquisition financing, and was therefore to have had a neutral-to-positive impact upon BridgeBio’s runway post-close.

“We appreciate the hard work of the Eidos Special Committee in evaluating our proposal,” said Brian Stephenson, Ph.D., CFA, chief financial officer of BridgeBio. “At BridgeBio, we work hard to balance opportunities for doubling down on attractive pipeline programs with preserving our ability to pursue a diversified pipeline, as the latter characteristic is valued deeply by many of our investors. We continue to believe strongly in AG10, of which we retain approximately 66% ownership, but we feel that beyond our final offer there are superior ways for us to deploy capital, both in and outside of our pipeline, to generate benefits for patients and returns for our investors. Going forward, we will continue to focus on creating value for patients and investors alike by efficiently allocating capital to high-return genetic disease projects where the science supports advancing therapeutic candidates as rapidly as possible.”

“With this process now behind us, we will return to operating BridgeBio and Eidos as two companies that share the sole focus of bringing important medicines to patients with genetic disease,” said Neil Kumar, Ph.D., founder and chief executive officer of BridgeBio and chief executive officer of Eidos. “BridgeBio will continue to empower Eidos with critical leadership and infrastructure across the commercial, clinical operations, and executive functions, while Eidos will remain laser-focused on getting AG10, our potentially best-in-class stabilizer for ATTR-CM, to patients. I thank the Special Committee for its hard work and look forward to continuing our efforts around the Phase 3 trial for AG10 and the analysis of data from our Phase 2 Open Label Extension. Eidos and AG10 are a significant part of who we are at BridgeBio, having been part of our plan since we founded the company. We remain incredibly excited about the program and its potential for patients with ATTR cardiomyopathy.”

About BridgeBio Pharma

BridgeBio Pharma is a team of experienced drug discoverers, developers and innovators working to create life-altering medicines that target well-characterized genetic diseases at their source. BridgeBio was founded in 2015 to identify and advance transformative medicines to treat patients who suffer from Mendelian diseases, which are diseases that arise from defects in a single gene, and cancers with clear genetic drivers. BridgeBio pipeline of over 15 development programs includes product candidates ranging from early discovery to late-stage development.

Contacts

Jared Levy/Warren Rizzi/Nate Johnson

Sard Verbinnen & Co

(212) 687-8080

BridgeBio-SVC@sardverb.com